EXHIBIT 99.1
Completion of Treasury Stock Purchase
     On April 17, 2007, POSCO completed the purchase of treasury stock of 2,615,605 shares.
1. Resolution Date: Feb.6, 2007 (by the Board of Directors)
2. Purchasing Period: From Feb.12, 2007 to Apr.17, 2007
3. Number of Shares Purchased: 2,615,605 shares (3.0% of outstanding common shares)
4. Amount Paid for the Purchase: 978.2billion Won (excluding commission)